Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Westport Announces the First Global Carbon Finance Program for
            Transportation Registered to the Voluntary Carbon Standard

            -Program to Monetize Emission Reductions of Cummins Westport and Westport
HD Powered Natural Gas Vehicles-

            VANCOUVER, March 25 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that Westport, in collaboration with Grutter Consulting, has launched a program to monetize the carbon emission reductions associated with Cummins Westport (CWI) and Westport HD natural gas engines.
            The Westport Carbon Project (WCP) is in the process of being registered with the internationally acclaimed Voluntary Carbon Market Standard (VCS) and will be the first VCS transport project and one of the largest voluntary carbon market projects worldwide. It is estimated that a natural gas heavy duty truck helps reduce green house gas emissions by 40 tonnes and approximately 20 tonnes per year for natural gas buses compared to an equivalent diesel engine. Westport and CWI natural gas powered vehicles sold since January 01, 2009 will be eligible for carbon credits based on an agreed price per tonne. Current carbon credits for this type of emission reduction program can receive up to $25 per tonne.
            "Westport strives to offer heavy-duty vehicle engines with leading environmental performance," said Karen Hamberg, Director of Sustainability and
Environmental Performance for Westport. "The WCP validates the emissions reduction benefits of natural gas engines and further supports the economic and environmental value proposition we offer to customers."
            Westport heavy-duty natural gas engines offer class-leading emissions performance while maintaining equal horsepower, torque, and efficiency to diesel-fuelled engines. The use of liquefied natural gas (LNG), compressed natural gas (CNG) or biomethane (purified biogas) provides heavy-duty trucks greenhouse gas emissions reductions of more than 20% compared to conventional powered diesel trucks and buses. Vehicles sold to fleet owners in various countries worldwide including the USA, Australia, Canada and China will be included in the WCP.
            Emission reduction calculations are based on an UNFCCC (United Nations
Framework for Climate Change Convention) approved methodology. The project documentation is currently being reviewed by SQS, a Swiss entity certified by
UNFCCC for the validation of climate change projects in the transport field.
Upon successful validation and verification the project will be registered as a VCS climate change project and thus vehicles equipped with the Westport engines eligible for carbon credits.

            About Voluntary Carbon Standard (VCS)

            The VCS was developed by The Climate Group, the International Emissions
Trading Association (IETA), and the World Business Council for Sustainable
Development (WBCSD) with input from a range of business, government and non-government organizations. It was established to provide a rigourous, trustworthy, and innovative global standard and validation and verification program for voluntary greenhouse gas offsets. All voluntary carbon units (VCU)
are real, measurable, permanent, additional, conservative, independently verified, unique and transparent. For more information see www.v-c-s.org

            About Grutter Consulting

            Grutter Consulting is a leading advisory firm on carbon finance and transport with activities worldwide. Five out of seven approved UNFCCC methodologies for the transport sector have been developed by the consultancy and around 80% of all carbon finance transport projects in the regulated and voluntary carbon markets have been developed by the company. The consultancy is assisting Westport to achieve VCS registration. For more information see
www.transport-ghg.com

            About Westport Innovations Inc.

            Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins Westport
Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter (at)WestportWPRT

            Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            %SEDAR: 00004375E %CIK: 0001370416

            /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
            (WPT. WPRT)

CO:  Westport Innovations Inc.; GREEN NEWS

CNW 08:00e 25-MAR-10